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                                   FORM 8 - A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 OM Group, Inc.
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             (Exact name of registrant as specified in its charter)


                Delaware                     52-1736882
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         (State of incorporation          (I.R.S. Employer
             or organization)            Identification No.)

     3800 Terminal Tower, Tower City
             Cleveland, Ohio                 44113-2204
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(Address of principal executive offices)     (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class             Name of each exchange on
      to be so registered       which each class is to be registered
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 Common Stock, $.01 Par Value          New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                              None
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                        (Title of Class)


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Item 1.   Description of Registrant's Securities to be Registered
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          Common Stock, $.01 Par Value
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          For a description of the Registrant's securities, see the Company's
Form S-1 Registration Statement (Registration No. 33-60444) at pages 48-50 which became effective on October 12, 1993. Such description is incorporated herein by reference.

          On November 5, 1996, the Board of Directors approved a three-for-two stock split of its common stock, in the form of a stock dividend, with one additional common share to be issued December 2, 1996, for every two common shares held by shareholders of record November 15, 1996. Upon completion of the stock split, there will be approximately 18,617,940 shares of common stock outstanding.

          The Board also approved a third quarter cash dividend of $.11 per common share payable November 29, 1996, to shareholders of record November 15, 1996. The cash dividend is payable on the number of shares outstanding prior to the three-for-two stock split.

          On November 5, 1996, the Board of Directors of OM Group, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value, of the Company (the "Common Stock") to stockholders of record on November 15, 1996 (the "Record Date"). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-hundredth (a "Unit") of a share of Series A Participating Preferred Stock, $.01 par value, of the Company (the "Preferred Stock") at a Purchase Price of $160 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Stockholder Rights Agreement (the "Rights Agreement") between the Company and National City Bank, as Rights Agent.

          Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificate will be distributed. The Rights will separate from the shares of Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") and (ii) ten Business Days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (x) the Rights will be evidenced by the Common Stock share certificates and will be transferred with and only with such Common Stock share certificates, (y) the surrender for transfer of any Common Stock share certificate to which Rights are attached will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate, and (z) the surrender of any Common Stock share certificate either for redemption of such shares or for conversion or exchange of such shares into or for any other security will also constitute the surrender of the Rights associated with such shares.




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          The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on November 14, 2006, unless earlier redeemed by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the outstanding shares of Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued on or prior to the Distribution Date will be issued with Rights.

          In the event that at any time after November 5, 1996, any Person becomes an Acquiring Person (a "Flip-In Event"), then each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, upon the occurrence of a Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $160 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $320 worth of Common Stock (or other consideration, as noted above) for $160. Assuming that the Common Stock had a per share value of $40 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $160.

          In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) any Person merges with or into the Company and all or part of the outstanding shares of Common Stock are changed into or exchanged for securities of any other Person or cash or other property or (iii) 50% or more of the Company's assets or earning power is sold or transferred (each, a "Flip-Over Event"), then the provisions of the second preceding paragraph shall be of no further effect and each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right. Any Flip-In Event or Flip-Over Event is referred to as a "Triggering Event."

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for additional shares of Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets


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(excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          Until the earlier of (i) ten days following the Stock Acquisition Date and (ii) the close of business on November 14, 2006, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. After the redemption period has expired by reason of clause (i) of this paragraph, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for full shares of Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth below.

          Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

          A copy of the Rights Agreement will be filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K. A copy of the Rights Agreement is available free of charge from the Rights Agent, on behalf of the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.   Exhibits
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          1.  All exhibits required by Instruction II to Item 2 have been supplied to the New York Stock Exchange.




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                           SIGNATURES
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       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  OM GROUP, INC.

Dated: November 27, 1996          By /s/ James M. Materno
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                                    Chief Financial Officer







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